

private packs

21st Century Solution for Genital Pain Relief



Suzanne Sinatra · 3rd

Founder & CEO at Private Packs

New York, New York, United States · **Contact info**

500+ connections

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Private Packs

Experience



Founder & CEO

Private Packs · Full-time

2017 – Present · 4 yrs

New York, NY

Private Packs creates premium consumer products that comfort private body part pain. The company's first patented design is a hot and cold therapy pack to relieve vaginal/vulva pain and is wearable, reusable and most importantly discreet.



Welcome to Private Packs

Professional Speaker

Suzanne Speaks - https://suzannesinatra.com

2017 – Present · 4 yrs

Inspirational and all things SexTech Entrepreneurship Speaker

Recent speaking engagements:

SxTech Virtual Summit   ... **see more**



Suzanne Sinatra, Speaker

CHIEF

Founding Member

Chief

Mar 2019 – Oct 2020 · 1 yr 8 mos

Greater New York City Area



Producer and Strategic Consultant

Deutsche Bank · Contract

Oct 2016 – Sep 2017 · 1 yr

New York

Interim Graduate Recruiter, Markets & Corporate Finance: 2017
Responsible for all MBA recruitment across Corporate & Investment Banking.

Interim Marketing Director, Global Transaction Banking: 2016 - 2017   ...**see more**



Marketing and Events Executive

Various Companies



2003 – 2016 · 13 yrs

CLIENTS: UBS, Bloomberg LLP, Wall Street Journal/Dow Jones, LG Electronics, Pfizer, Merck, NYC Office of the Mayor: Bloomberg Administration, and The Advertising Research Foundation

...see more

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Education



Y Combinator Startup School
2018



Dallas Baptist University
Bachelor of Applied Science (B.A.Sc.), Major: Interdisciplinary Studies, Minor: Communications
2009 – 2011



New York University
Certificate, Meeting, Conference and Event Management
2003 – 2006

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Licenses & certifications

Certified Meeting Professional
Convention Industry Council
Issued Dec 2008 · No Expiration Date
Credential ID 0000836261

Volunteer experience



Mentor
Cornell University, NSF I-Corps Short Course
2020 · less than a year

Skills & endorsements

Event Planning · 21

 Endorsed by **Carrie (Seier) Dyson, CMP, who is highly skilled at this**

Event Management · 14
Rajesh B. and 13 connections have given endorsements for this skill

Marketing · 14

 Endorsed by **Usha James, CMP, who is highly skilled at this**

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Recommendations

Received (9)   Given (9)



Daynan Crull
Sr. Data Scientist at New Light Technologies

June 26, 2014, Daynan managed Suzanne directly

Suzanne was on a team driving the public engagement campaign for a high profile policy task force, the Special Initiative for Rebuilding and Resiliency (SIRR), created by Mayor Bloomberg in the wake of Hurricane Sandy. We produced a series of public workshops that were a critical part o... **See more**



Lisa Boyd, CMP, CEM, CASE
Professional Event & Conference Planner

August 29, 2013, Lisa was a client of Suzanne's

Suzanne served as an Instructor for our New Professionals Enrichment (Bootcamp) session at our 1st IEEE Planner Summit which was a gathering of over 40 planners from the IEEE Community. Based on the needs assessment we provided, Suzanne constructed an impactful 1/2 day session. ... **See more**

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Accomplishments

3 **Honors & Awards**   ⌄
Amazing Women in eCommerce · Hacking Menopause Challenge · Top 20: Innovative Global Brands Meeting the Needs of 40+ Women

3 **Organizations**   ⌄
Women of SexTech · Professional Convention Management Association New York & Dallas-Fort Worth Chapter · Meeting Professional International - Greater New York Chapter

2 **Courses**   ⌄
Futurework Incubator · Project Entrepreneur

2 **Patents**   ⌄
Medical Pack · Medical Pack

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